



Robert Peebler · 3rd

Co Founder and Executive Chairman of Ghost Flower INC

Houston, Texas, United States · Contact info

500+ connections

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KOB Water Ventures LLC

University of Kansas

Experience



Chief Executive Officer

KOB Water Ventures LLC · Part-time

Mar 2019 – Present · 2 yrs 5 mos

Houston, Texas, United States

Early Stage manufacturer of function bottled water via exclusive license from a water technology company in California for Greater Houston. The water is nano pure and highly oxygenated targeting people who want to improve their health outlook by eliminating dangerous impurities in their water and increasing the oxygen levels that help build the immunity system and also improve energy and hydration..



Co Founder and Executive Chairman of Ghost Flower INC

Ghost Flower Inc. · Part-time

Jun 2016 – Present · 5 yrs 2 mos

Houston, Texas, United States

Ghost Flower is an early stage health and wellness company that brought together a team of experts in movement (Dance, Yoga, Pilates, Resistive Stretching), Eastern Medicine, and high-end fashion to create the worlds only activewear designed with the body's intelligent energy network woven in. The companies current main source of income is selling women's activewear, ...see more



Ghost Flower



President & CEO

The Peebler Group

Jan 2013 – Present · 8 yrs 7 mos

700 Louisiana St. Suite 3950, Houston, TX 77002

Our goal is to identify high-potential, growth-driven companies that need strategic help to achieve their goals, and align closely to build a sustainable growth strategy and a management approach to assure implementation success. We are furthermore an advisory nexus between client companies and a select group of private equity and venture capital firms that offer sup ...see more



Managing Partner of GJR Partnership

Ruggles Green · Self-employed

Jun 2011 – Oct 2015 · 4 yrs 5 mos

Greater Houston

General Manager of Partnership that provided the funding and management over-site of an early stage restaurant chain, Ruggles Green which was based on a healthy farm to table menu that also was an early entrant into a broad gluten free menu plus operating the restaurants in an environmentally sensitive way. The five restaurants in the group were sold to a private e ...see more



Executive Chairman

ION Geophysical Corporation

Jan 2012 – Dec 2013 · 2 yrs

Houston, Texas, United States

Worked with new CEO to facilitate a smooth transition and also had the fiduciary role of Chairman of the Board.

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Education



University of Kansas

BSEE, Electrical Engineering

1966 – 1970

Skills & endorsements

Energy Industry · 99+

Endorsed by **Michael D Burnaman and 11 others** who are highly skilled at this

Endorsed by **22 of Robert's colleagues at ION GEO**

Upstream · 85

Endorsed by **Robert Pledger and 18 others** who are highly skilled at this

Endorsed by **14 of Robert's colleagues at ION GEO**

Energy · 82

Endorsed by **Jeffrey T. Dalton, MBA and 7 others** who are highly skilled at this

Endorsed by **12 of Robert's colleagues at ION GEO**

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Recommendations

Received (1)   Given (4)

 **Raymond Cline Jr**
CTO & Co-Founder, Lancium
January 10, 2013, Raymond worked with Robert in different groups

Bob is one of the true visionaries within the oil and gas industry. He is also a leader in the broader technology space beyond oil and gas. Always innovative, interesting and challenging.

Interests

Landmark
1,160 members

 Schlumberger
2,263,636 followers

 Ghost Flower Inc.
78 followers

 Well Engineering Research Center for Inte
620 members